ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2022	Sarah Clinton T +1 617 951 7375 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Disclosure Review and Accounting Office

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On July 5, 2022, Lisa Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to Teo Larsson-Sax and Elizabeth Levin of Ropes & Gray LLP, the Trust’s counsel, in connection with the Staff’s review of Post-Effective Amendment No. 36 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 40 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on May 27, 2022, pursuant to Rule 485(a) under the Securities Act and relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust (the “485(a) Amendment”).

The Staff requested that the Registrant’s responses be provided in writing via EDGAR correspondence. Accordingly, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Where relevant, these responses will be reflected in Post-Effective Amendment No. 37 under the Securities Act and Amendment No. 41 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around July 29, 2022, pursuant to Rule 485(b) under the Securities Act (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(a) Amendment.

1.

Comment: It appears that the Fund may invest to a significant extent in private placements, Section 3(c)(1) and 3(c)(7) funds, funds trading publicly on foreign exchanges, funds that are Undertakings for Collective Investment in Transferable Securities (“UCITS funds”), closed-end funds, business development companies (“BDCs”), bank loans, junk bonds, bankruptcy/trade claims, event-linked instruments such as catastrophe bonds, and/or special purpose acquisition companies (“SPACs”). Given the liquidity profile of these investments,

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please explain supplementally how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act. Your response may also include general market data on the types of investments the Fund intends to hold. See “Investment Liquidity Risk Management Programs,” Investment Company Act Release No. 32315 (October 13, 2016), pp. 154-55.

Response: The Registrant notes that the liquidity of the instruments referenced in the Staff’s comment may vary and that certain of those instruments, such as funds trading publicly on foreign exchanges, exchange-traded closed-end funds, or interests in SPACs, are often highly liquid. The Registrant classifies the liquidity of all investments in its portfolio according to the classification regime established under the Registrant’s Liquidity Risk Management Program adopted under Rule 22e-4 under the Investment Company Act. The classification process is designed to classify each of the Fund’s investments taking into consideration the applicable factors described on pages 154-55 of the adopting release for Rule 22e-4 cited in the Staff’s comment.

The Adviser, in its role as administrator of the Registrant’s Liquidity Risk Management Program, regularly conducts an evaluation of whether the Fund’s investment strategy continues to be appropriate for an open-end fund. This evaluation takes into consideration a variety of factors that the Adviser has deemed relevant under normal and reasonably foreseeable stressed conditions, including (i) the concentration of portfolio investments; (ii) the portfolio’s sensitivity to stressed conditions; (iii) the amount of investments with extended settlement periods; (iv) the percentage of illiquid holdings; (v) the possibility of large redemptions; (vi) the Fund’s diversification requirements; and (vii) any relevant tax structuring considerations.

When the Adviser most recently confirmed that the Fund’s strategy continues to be appropriate for an open-end fund, it considered, among other things, that (i) the Fund was not concentrated in particular instruments or types of investments; (ii) the portfolio was only moderately sensitive to stressed conditions; (iii) the level of less liquid investments in the portfolio were not expected to affect the Fund’s ability to satisfy redemptions or meet other legal obligations in normal or reasonably foreseeable stressed market conditions, and had not so affected the Fund during the review period; (iv) the Fund had been primarily invested in investments classified as highly liquid throughout the review period; (v) the Adviser had formulated a plan for meeting large redemption requests with minimal effect on the Fund’s investment exposure; (vi) the diversification requirements under the Investment Company Act and applicable tax rules were not expected to, and did not during the review period, affect the Fund’s ability to satisfy redemptions or meet other legal obligations; and (vii) the Fund did not currently employ any tax-related strategies that would affect the Fund’s liquidity risk.

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2.

Comment: The Staff notes that the “Principal Investment Strategies” section in the Prospectus discusses investments in “Basket Swaps” and “Basket Notes.” Please supplementally describe the underlying exposures in the Basket Swaps and Basket Notes. Please discuss whether there is any exposure to cryptocurrencies or digital assets, and what themes, if any, are in the Basket Swaps and Basket Notes.

Response: The exposures underlying the Basket Swaps and Basket Notes may change from time to time. However, the exposures are consistent with the investment strategies and themes that the Fund may pursue directly, or otherwise indirectly, as described in the Prospectus. The investment exposures in the Basket Swaps and Basket Notes currently held by the Fund include, for example, long and short equity positions in North American small-cap companies and companies in the U.S. financial services sector, the global healthcare markets, and Japanese and Chinese markets. There are no cryptocurrencies or digital assets underlying the Basket Swaps and Basket Notes currently held by the Fund.

3.

Comment: With regard to the Basket Swaps and Basket Notes, please explain supplementally how the Fund complies with, or intends to comply with, the value-at-risk (“VaR”) test under Rule 18f-4 under the Investment Company Act.

Response: The Basket Swaps and Basket Notes will be treated as derivatives transactions under the Fund’s derivatives risk management program. The Basket Swaps and Basket Notes will be included in the Fund’s VaR calculation under Rule 18f-4 (currently an absolute VaR test) and will be considered in the derivatives risk assessments conducted by the derivatives risk manager on behalf of the Fund.

4.

Comment: The Staff refers to the following disclosure in the “Principal Investment Strategies” section in Prospectus: “The Fund may purchase securities or other property throughout the world on recognized markets, in private placements, and through both initial and secondary underwritten offerings (including Rule 144 and 144A securities, which are securities that may be resold without registration under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to an exemption from registration under the 1933 Act).” Please supplementally explain what is meant by “other property.”

Response: “Other property” refers to commodities and commodity interests that may not be considered to be “securities” for purposes of the Investment Company Act.

5.

Comment: The Staff notes that the “Principal Investment Risks” section in the Prospectus includes a “California Carbon Allowance (“CCA”) Risk.” Please consider adding a reference to CCAs and/or futures on CCAs to the “Principal Investment Strategies” section in the Prospectus.

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Response: The Registrant has revised the disclosure in the “Principal Investment Strategies” section of the Prospectus in response to the Staff’s comment as follows:

The Fund has investment exposure, directly or indirectly through the Subsidiaries, Basket Swaps, Basket Notes, or Investment Funds, to a broad range of instruments, markets, and asset classes economically tied to U.S. and foreign markets (including emerging markets). (Unless indicated otherwise, references to the investment exposure or risks of the Fund should be understood to refer to the Fund’s direct investment exposure and risks and its indirect investment exposure and risks through the Subsidiaries, Basket Swaps, Basket Notes, or Investment Funds.) Investments may include, but are not limited to, equity securities, fixed income securities, and derivative and commodity instruments. The Fund may take both long and short positions in any of its investments. The Fund has flexibility in its allocation to asset classes, market sectors, and instruments and expects to vary the percentage of its assets invested in each asset class, market sector, and instrument from time to time. There is no limit on the amount of exposure the Fund may have to any specific asset class, market sector, or instrument. The Fund may purchase securities or other property throughout the world on recognized markets, in private placements, and through both initial and secondary underwritten offerings (including Rule 144 and 144A securities, which are securities that may be resold without registration under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to an exemption from registration under the 1933 Act). To the extent permitted by the 1940 Act, the Fund may invest in a variety of commodity and other instruments, including California Carbon Allowances (“CCAs”) and futures on CCAs. The Fund may have significant investment leverage as a result of its use of derivatives, including Basket Swaps, its use of Basket Notes, or its investments in Investment Funds. Additionally, the Fund may lend its portfolio securities, and may use the collateral it receives for the securities on loan to purchase any investment, which may result in investment leverage.

6.

Comment: The Staff notes that references to BDCs have been added to the “Principal Investment Strategies” section in the Prospectus. Please consider referencing BDCs in the “Principal Investment Risks” section as well, e.g., in connection with the discussion of “Investment Company and ETF Risk.”

Response: The Registrant has revised the disclosure in the “Principal Investment Risks” section of the Prospectus in response to the Staff’s comment as follows:

Investment Company and ETF Risk. The risks of investment in investment companies (including money market funds or BDCs) and ETFs typically

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reflect the risks of the types of instruments in which the investment companies and ETFs invest. By investing in another investment company or ETF, the Fund becomes a shareholder of that investment company or ETF and bears its proportionate share of the fees and expenses of the other investment company or ETF.

7.

Comment: The Staff notes that new risk disclosure titled “Unregistered Sub-Adviser Risk” has been added to the “Principal Investment Risks” section in the Prospectus. Please explain supplementally why the Fund is including this risk factor and discuss how it is that a sub-adviser is not required to register. In your response, please include an analysis of whether the sub-adviser not an “Investment Adviser” within the definition in Section 2(a)(20) of the Investment Company Act, which refers to “securities or other property.” The Staff may have additional comments based on the response.

Response: All of the sub-advisers to the Fund are treated as “investment advisers” under the Investment Company Act, pursuant to the definition in Section 2(a)(20) of the Act, and, therefore, are subject to the provisions of the Investment Company Act that apply to investment advisers. However, not all of the sub-advisers must be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Section 202(a)(11) of the Advisers Act defines “investment adviser,” in relevant part, as “any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. . . . ” In 2012, the Staff published guidance confirming a plain reading of Section 202(a)(11) and stating that “persons who provide advice solely regarding matters that do not concern securities” are not investment advisers as defined in Section 202(a)(11) of the Advisers Act and would not be required to register under the Advisers Act, even if the adviser provides advice on non-securities matters to a registered investment company.1 Consistent with Section 202(a)(11) of the Advisers Act and the Staff’s related guidance, sub-advisers to the Fund that provide advice solely regarding matters that do not concern securities (e.g., advice solely relating to commodities) are not “investment advisers” as defined in Section 202(a)(11) of the Advisers Act and would not be required to register under the Advisers Act.

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1 See “Persons Who Provide Advice Solely Regarding Matters Not Concerning Securities” (March 27, 2012), available at https://www.sec.gov/divisions/investment/issues-of-interest.shtml#personsadvice.

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If you have any questions concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	Kevin Michel, Blackstone Alternative Investment Advisors LLC

Stephen Adams, Blackstone Alternative Investment Advisors LLC